NAVIOS MARITIME CONTAINERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

September 11, 2018

VIA EDGAR

Donald E. Field

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Navios Maritime Containers L.P.
Registration Statement on Form F-1
File No. 333-225677

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navios Maritime Containers L.P. (the “Registrant”), which in connection with the proposed initial public offering of common units of the Registrant will convert from Navios Maritime Containers Inc., hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Thursday, September 13, 2018, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please contact Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Containers L.P.

By:	/s/ Chris Christopoulos
Chris Christopoulos Chief Financial Officer